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                                                                    Exhibit 99.5


QIAGEN and Precision Systems Sciences Sign Supply Agreements

VENLO, Netherlands, Aug. 16 /PRNewswire-FirstCall/ -- QIAGEN N.V. (Nasdaq:
QGENF, Neuer Markt: QIA) and Precision Systems Science Co., Ltd. (PSS, Nasdaq
Japan: 7707) today announced that they have entered into supply agreements. Under the terms of the agreements, QIAGEN intends to purchase certain automation components for its automated nucleic acid, protein and cell purification solutions. Certain of the key components will be available to QIAGEN on an exclusive basis. QIAGEN believes that the automation solutions, together with certain QIAGEN nucleic acid purification consumables and proprietary technologies, including magnetic particles, will offer unique capabilities to QIAGEN's customers.

In June 2002, QIAGEN completed the acquisition of GenoVision AS, a developer of solutions for the purification of certain nucleic acids using proprietary magnetic bead technologies. In addition, GenoVision had developed automated systems for nucleic acid purification in alliance with PSS. QIAGEN has now developed next generation solutions designed for low to medium throughput automated nucleic acid purification using new magnetic particles from GenoVision's technology portfolio and certain automation components from PSS. As is also the case with other QIAGEN consumables, GenoVision's magnetic bead technologies can be used on QIAGEN's high throughput BioRobot(TM) instrumentation systems as well as on systems from other instrument manufacturers.

QIAGEN intends to introduce certain of these next generation magnetic particle solutions based on automation components from PSS for the low and medium-throughput market segments in 2003.

Dr. Helge Bastian, Vice President Global Strategic Marketing: "We are pleased to add PSS' automation solutions to our family of instrumentation systems. Automation leverages the strength of our core nucleic acid purification and handling consumables. The combination of PSS' components with our in-depth knowledge of chemistry, molecular biology applications and automation solutions adds a strong QIAGEN platform for low- and medium-throughput automated nucleic acid purification."

Based in Matsudo-Shi, Chiba, Japan, Precision System Sciences develops instrumentation solution for a broad range of life science applications. The company has developed a range of technologies including Magtration(R), a technology developed to control magnetic beads precisely in automation solutions and useful and patented world-wide for a variety of applications. Precise control of magnetic beads using specially designed disposable tips and magnets allows automation and integration of various methods commonly used in life sciences when handling biological materials.

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia, Norway, Austria and Canada, believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs over 1,700 people worldwide. Further information on QIAGEN can be found at http://www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are

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forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).